8

06011480

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Calfrac Well Services Ltd

*CURRENT ADDRESS ______

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 34909 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 3/8/06

82-34909

RECEIVED

2006 MAR -8 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS 12-31-05

AUDITORS' REPORT

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

February 28, 2006
Calgary, Alberta

CONSOLIDATED BALANCE SHEETS

As at December 31,	2005	2004
(000s)	*($)*	*($)*
Assets		
Current assets		
Cash and cash equivalents	--	27,830
Accounts receivable	**91,693**	56,609
Income taxes recoverable	--	140
Inventory	**6,145**	2,688
Prepaid expenses and deposits	**2,219**	1,363
	100,057	88,630
Capital assets *(note 3)*	**198,302**	120,615
Long-term investment	**324**	--
Intangible assets *(note 4)*	--	36
Goodwill	**6,003**	3,604
Future income taxes *(notes 10 and 11)*	**32,129**	53,311
	336,815	266,196
Liabilities		
Current liabilities		
Bank indebtedness *(note 5)*	**10,813**	--
Accounts payable and accrued liabilities	**46,748**	32,643
Income taxes payable	**485**	--
Current portion of long-term debt *(note 6)*	**2,615**	3,644
	60,661	36,287
Long-term debt *(note 6)*	**8,000**	3,958
Other long-term liabilities	**6,306**	2,765
Deferred credit *(notes 10 and 11)*	**27,827**	47,609
Non-controlling interest	--	621
	102,794	91,240
Shareholders' equity		
Capital stock *(note 7)*	**138,767**	136,473
Shares held in trust *(note 8)*	**(1,385)**	--
Contributed surplus	**2,317**	651
Retained earnings	**94,322**	37,832
	234,021	174,956
	336,815	266,196

Commitments and contingencies *(notes 14 and 17)*

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

[signed]

James S. Blair
Director

[signed]

Gregory S. Fletcher
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years Ended December 31,	**2005**	2004
(000s, except per share data)	*($)*	*($)*
Revenue	**314,325**	241,379
Expenses		
Operating	**205,227**	157,596
Selling, general and administrative	**29,467**	18,730
Restructuring costs *(note 11)*	**--**	965
Equity share of income from long-term investments	**(324)**	--
Foreign exchange losses (gains) and other	**192**	(18)
Loss on disposal of capital assets	**152**	79
	234,714	177,352
	79,611	64,027
Depreciation	**17,143**	11,776
Amortization of intangibles	**36**	216
Interest expense (income)	**(129)**	538
Income before income taxes	**62,561**	51,497
Income taxes *(note 10)*		
Current	**1,069**	5,273
Future	**1,400**	573
	2,469	5,846
Income before non-controlling interest	**60,092**	45,651
Non-controlling interest	**(21)**	21
Net income for the year	**60,113**	45,630
Retained earnings, beginning of year	**37,832**	42,711
Dividends	**(3,623)**	--
Effect of change in accounting for stock-based compensation *(note 9)*	**--**	(829)
Purchase and cancellation of shares *(note 12)*	**--**	(53,866)
Elimination of deficit on amalgamation *(note 11)*	**--**	4,186
Retained earnings, end of year	**94,322**	37,832
Earnings per share *(note 7)*		
Basic	**1.66**	1.45
Diluted	**1.64**	1.45

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2005	2004
(000s)	*($)*	*($)*
Cash provided by (used in):		
Operating activities		
Net income for the year	**60,113**	45,630
Items not involving cash		
Depreciation and amortization	**17,179**	11,992
Stock-based compensation	**2,093**	651
Equity share of income from long-term investments	**(324)**	--
Loss on disposal of capital assets	**152**	79
Future income taxes	**1,400**	573
Non-controlling interest	**(21)**	21
Funds provided by operations	**80,592**	58,946
Net change in non-cash operating assets and liabilities *(note 16)*	**(18,545)**	(24,551)
	62,047	34,395
Financing activities		
Net proceeds from share issues received on amalgamation *(note 11)*	**--**	92,948
Issue of long-term debt *(note 6)*	**12,013**	1,379
Long-term debt repayments	**(9,000)**	(31,280)
Dividends	**(3,623)**	--
Purchase of common shares *(notes 8 and 12)*	**(1,385)**	(58,437)
Net proceeds on issuance of common shares	**1,867**	26,832
	(128)	31,442
Investing activities		
Purchase of capital assets	**(97,614)**	(51,327)
Proceeds on disposal of capital assets	**52**	111
Acquisition of subsidiary, net of cash acquired	**(3,000)**	(1,759)
	(100,562)	(52,975)
Increase (decrease) in cash position	**(38,643)**	12,862
Cash and cash equivalents, beginning of year	**27,830**	14,968
Cash and cash equivalents (bank indebtedness), end of year	**(10,813)**	27,830

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

(000s, except per share data)

1. Description of Business and Basis of Presentation

As more fully described in note 11, Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services to the oil and gas industries in Canada, the United States and Russia.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States and Russia.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. and Russian subsidiaries are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

2. Summary of Significant Accounting Policies (continued)

(f) Long-Term Investments

The Company equity accounts for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(h) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(i) Revenue Recognition

Revenue is recognized as services are rendered and when delivery occurs for products.

(j) Stock-Based Compensation Plans

On January 1, 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the fair value of stock options granted. Under the fair value method, the Company recognizes the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The effect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 9.

(k) Variable Interest Entities

In 2003, Canadian Accounting Guideline 15 ("AcG 15"), "Consolidation of Variable Interest Entities" ("VIEs"), was issued. Effective January 1, 2005, AcG 15 requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 8. The impact of consolidating the Trust on the Company's balance sheet is a reduction in investments and an increase in shares held in trust of $1,385, with minimal impact on net earnings.

(l) Leases

In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases." The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for arrangements entered into or modified after January 1, 2005. Upon review of the Company's current contractual arrangements, it has been determined that none of them contains a lease. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

(m) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. Capital Assets

As at December 31,	2005	2004
	($)	($)
Cost		
Assets under construction	**38,073**	15,288
Field equipment	**188,861**	129,537
Buildings	**10,432**	4,751
Land	**5,322**	2,057
Shop, office and other equipment	**2,248**	1,479
Computers and computer software	**2,866**	2,012
Leasehold improvements	**812**	356
	248,614	155,480
Accumulated Depreciation		
Assets under construction	--	--
Field equipment	**46,343**	32,171
Buildings	**641**	365
Land	--	--
Shop, office and other equipment	**1,013**	708
Computers and computer software	**2,065**	1,318
Leasehold improvements	**250**	303
	50,312	34,865
Net Book Value		
Assets under construction	**38,073**	15,288
Field equipment	**142,518**	97,366
Buildings	**9,791**	4,386
Land	**5,322**	2,057
Shop, office and other equipment	**1,235**	771
Computers and computer software	**801**	694
Leasehold improvements	**562**	53
	198,302	120,615

4. Intangible Assets

As at December 31,	2005	2004
	($)	($)
Intangible asset	--	1,239
Accumulated amortization	--	(1,203)
	--	36

5. Bank Indebtedness

The Company has an operating loan facility of $20.0 million bearing interest at the bank's prime rate, of which $4,533 was drawn at December 31, 2005. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The remaining $6,280 of bank indebtedness consists of uncleared cheques issued in excess of funds on deposit.

6. Long-Term Debt

	2005	2004
	($)	($)
Capital equipment facility totaling $50.0 million bearing interest at the bankers' acceptance rate plus stamping fees of 1.375% requiring a fixed principal payment of $167 per month plus interest, secured by a General Security Agreement over all assets of the Company	**10,000**	--
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	**321**	964
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	**294**	571
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $16 per month, secured by charges on land and buildings	--	2,427
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly with principal repayable in equal monthly installments over 5 years, secured by assets of a Subsidiary	--	1,379
Bankers' acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payment of $167, secured by charges on specific equipment	--	1,326
Bankers' acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $120, secured by charges on specific equipment	--	935
	10,615	7,602
Current portion of long-term debt	**(2,615)**	(3,644)
	8,000	3,958

As at December 31, 2005, the Company had undrawn capital equipment facilities in the amount of $40.0 million.

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2005 are as follows:

	($)
2006	**2,615**
2007	**2,000**
2008	**2,000**
2009	**2,000**
2010	**2,000**
	10,615

7. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 11 and 12 are as follows:

	Shares	Amount
	(#)	*($)*
December 31, 2003 (adjusted for 1-for-21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares *(note 12)*	--	(4,571)
Denison shares issued prior to public offering	772,049	--
Denison public share offering	8,064,520	--
Denison shares issued to Company's shareholders *(note 11)*	7,427,039	--
Denison net assets acquired on amalgamation *(note 11)*	--	102,322
Elimination of Company's deficit on amalgamation *(note 11)*	--	(4,186)
Elimination of Company's contributed surplus on amalgamation *(note 11)*	--	829
Public share offering, August 31, 2004	1,000,000	27,359
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	**18,107,277**	**--**
Issued upon exercise of stock options	**118,722**	**2,294**
December 31, 2005	**36,333,276**	**138,767**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

The weighted average number of common shares outstanding for the year ended December 31, 2005 was 36,216,499 basic and 36,600,855 diluted (2004 – 31,542,298 basic and diluted as restated for the two-for-one split). The difference between basic and diluted shares in 2005 was attributable to the dilutive effect of stock options issued by the Company.

8. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006, at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

9. Stock-Based Compensation

(a) Stock Options

Continuity of Stock Options	2005		2004	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	*($)*	*(#)*	*($)*
Outstanding, January 1	**840,200**	**16.07**	--	--
Granted during the period	**140,100**	**29.92**	840,200	16.07
Exercised for common shares	**(118,722)**	**15.73**	--	--
Forfeited	**(43,000)**	**17.97**	--	--
Balance, December 31	**818,578**	**18.39**	840,200	16.07

The number of options outstanding at January 1, 2005 and 2004 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 35% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of options granted in 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

Commencing in 2004, the Company began granting deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During 2005, $1,860 of compensation expense was recognized for deferred stock units (2004 – $299).

Commencing in 2004, the Company began granting performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During 2005, $395 of compensation expense was recognized for performance stock units (2004 – $803).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. Income Taxes

The following table summarizes the temporary differences that give rise to the future income tax asset at December 31:

As at December 31,	2005	2004
	($)	*($)*
Capital assets	**9,038**	31,361
Canadian exploration expenses	**7,668**	12,261
Losses carried forward	**7,778**	3,947
Deferred financing and share issue costs	**2,328**	3,650
Deferred compensation payable	**2,486**	1,720
Other	**2,831**	372
	32,129	53,311

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.62% (2004 – 33.9%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2005	2004
	($)	*($)*
Income before tax	**62,561**	51,497
Income tax rate *(%)*	**33.62**	33.9
Computed expected income tax expense	**21,033**	17,457
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	**(19,782)**	(12,162)
Tax losses and future tax benefits of foreign subsidiaries not recognized	**1,102**	--
Adjustments to Denison tax pools	**(1,670)**	--
Non-deductible expenses	**910**	586
Future income tax benefit from tax rate reduction	**--**	(313)
Foreign withholding taxes	**244**	211
Foreign tax rate differentials	**411**	20
Large corporations tax	**234**	160
Other	**(13)**	(113)
	2,469	5,846

Future foreign tax assets of $1,102 have not been recognized as a future tax benefit due to uncertainties relating to ultimate recovery. Included in this amount are foreign tax losses of $706 ($2,942 pre-tax), which expire in ten years.

11. Transaction with Denison Energy Inc.

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash totaling $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

11. Transaction with Denison Energy Inc. (continued)

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	($)
Cash	**92,948**
Future income tax assets	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 12.

On the amalgamation of Denison and the Company, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertained to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

12. Purchase and Cancellation of Common Shares

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

13. Related Party Transactions

During 2005, the Company purchased $17,487 (2004 – $16,521) of products and services from a company in which it holds a 30% equity interest (see also note 2 (f)). At December 31, 2005, accounts payable included $2,941 of indebtedness to the related party (December 31, 2004 – $1,696).

14. Commitments

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2005, as follows:

	($)
2006	4,717
2007	3,963
2008	2,358
2009	2,234
2010	2,217
Thereafter	10,061
	25,550

The Company has obligations for the purchase of products and services over the next three years that total approximately $37.9 million.

15. Financial Instruments

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2005 was 5.14% (December 31, 2004 – 5.67%).

16. Supplemental Information

Change in non-cash operating assets and liabilities for the years ended December 31 are as follows:

Years Ended December 31,	2005	2004
	($)	*($)*
Accounts receivable	**(30,976)**	(26,112)
Inventory	**(3,457)**	(730)
Prepaid expenses and deposits	**(856)**	(436)
Accounts payable and accrued liabilities	**13,952**	8,754
Income taxes payable (recoverable)	**625**	(5,725)
Other long-term liabilities	**2,167**	2,765
Effect of acquisitions on change in non-cash working capital	**--**	(3,067)
	(18,545)	(24,551)
Interest paid	**359**	979
Income taxes paid	**443**	11,049

17. Contingencies

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

18. Segmented Information

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	($)	*($)*	*($)*	*($)*	*($)*
Year Ended December 31, 2005					
Revenue	**280,068**	**1,212**	**33,045**	**--**	**314,325**
Net income (loss)	**64,971**	**(2,942)**	**(194)**	**(1,722)**	**60,113**
Segmented assets	**336,018**	**14,061**	**21,133**	**(34,397)**	**336,815**
Capital expenditures	**85,566**	**10,175**	**6,021**	**(4,148)**	**97,614**
Goodwill	**6,003**	**--**	**--**	**--**	**6,003**
Year Ended December 31, 2004					
Revenue	213,854	--	27,525	--	241,379
Net income	45,435	--	195	--	45,630
Segmented assets	262,936	--	4,824	(1,564)	266,196
Capital expenditures	51,014	--	313	--	51,327
Goodwill	3,604	--	--	--	3,604

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $35.1 million at December 31, 2005 ($25.8 million at December 31, 2004).

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of February 28, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the years ended December 31, 2005 and 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

Performance Summary

Calfrac Well Services Ltd. ("Calfrac" or the "Company") posted record revenue, net income and cash flow figures for the year ended December 31, 2005. A larger fleet of equipment and robust industry activity in Western Canada and the Rocky Mountain region of the United States translated to increased operating levels for all of the Company's fracturing operations, and consequently, provided for the improved financial performance. Strong demand for Calfrac's services resulted in high utilization of the Company's equipment during the latter part of the year.

The Company's services continue to be highly leveraged towards natural gas production. Despite the exceptionally wet operating conditions in central and southern Alberta, a record 24,805 wells were drilled in 2005 (the vast majority of which were gas wells), representing a 9% increase from the 22,696 total wells drilled a year ago. While Calfrac's shallow gas and coalbed methane ("CBM") activities were severely hampered by the poor weather, strong commodity prices prompted significant increases in job counts in the deeper, more technical areas of northern Alberta and northeastern British Columbia as well as higher activity levels during the latter part of the year in the Company's United States operations. During 2005, the price of West Texas Intermediate crude oil rose 37% to average US$56.70 per barrel compared to US$41.43 per barrel a year ago, while natural gas prices showed similar strength with the Alberta Energy Company Storage Facility spot price averaging $8.79 per thousand cubic feet compared to $6.58 per thousand cubic feet in 2004. Market expectations continue to point towards a strong commodity price environment in 2006 and beyond, which should provide the driver for growth in all of the Company's operating regions.

For the year ended December 31, 2005, revenue increased 30% to $314.3 million from $241.4 million a year ago, net income rose 32% to $60.1 million ($1.66 per share) from $45.6 million ($1.45 per share) and cash flow from operations before change in non-cash working capital grew 37% to $80.6 million ($2.23 per share) from $58.9 million ($1.87 per share) in 2004.

Revenue

Canadian Operations

During 2005, revenue from Canadian operations increased 31% to $280.1 million from $213.9 million in 2004, while Canadian fracturing revenue totaled $262.7 million versus $195.8 million a year ago. Although the Company recorded significant year-over-year revenue gains, the increases could have been more substantial had it not been for the inclement weather experienced in 2005 that had a profound effect on activity levels. Calfrac completed 6,063 Canadian fracturing jobs during the year for average revenue of $43,334 per job versus 5,853 jobs for $33,451 per job in 2004. While the Company recorded significant increases in job counts in the deeper, more technical areas of northern Alberta and British Columbia, it experienced lower activity levels in southern Alberta due to weather related issues. Improved per job revenues for 2005 were also a result of a price book increase implemented on July 1, 2005 and the increased number of CBM jobs completed, and while revenue from these operations was higher on a year-over-year basis, similar to the Company's shallow gas operations, results could have been substantially better had it not been for the inclement weather. The Company estimates that inclement weather combined with equipment delivery delays reduced revenue by approximately $50.0 million during 2005.

Revenue from coiled tubing operations dropped 37% to $8.9 million compared to $14.1 million in 2004. A total of 5,262 coiled tubing jobs were completed in 2005 for average revenue of $1,698 per job compared to 6,904 jobs for $2,037 per job a year ago. The decrease in revenue and revenue per job figures was a result of poor Canadian weather conditions that hampered coiled tubing operations, combined with the refurbishment during the second quarter of two deep coiled tubing units for redeployment to Russia and the mobilization of an additional coiled tubing unit to the United States during the fourth quarter.

Revenue from cementing operations totaled $8.4 million for the year ended December 31, 2005. The Company commenced cementing operations on June 1, 2004, and revenue for the period June 1, 2004 to December 31, 2004 was $4.0 million. During 2005, the Company completed 1,007 jobs for average revenue of $8,336 per job versus 550 jobs or $7,227 per job for the 2004 seven-month period. The increase in revenue per job relates to the completion of more work in the deeper, more technical areas of central and northern Alberta as well as a price book increase implemented on July 1, 2005. The improvement in the number of cementing jobs completed can be directly attributed to a larger fleet of equipment, however consistent with fracturing operations, this increase was tempered by inclement weather patterns throughout 2005. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

During 2005, revenue from United States operations totaled $33.0 million versus $27.5 million recorded in 2004. The 20% improvement was partially due to the redeployment of one of the Company's two U.S. fracturing spreads from the DJ Basin to the Piceance Basin in western Colorado where activity was particularly strong during the latter part of 2005. Late in the fourth quarter, Calfrac also deployed an additional shallow fracturing spread to eastern Colorado, which also provided further geographical diversity of fracturing operations within the U.S. Rocky Mountain region. Calfrac completed 509 U.S. fracturing jobs for average revenue of $64,921 per job compared to 365 jobs for $75,412 per job recorded a year ago. The year-over-year decrease in revenue per job was primarily due to a change in job mix resulting from new operating areas as well as a stronger Canadian dollar.

Russian Operations

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the year ended December 31, 2005.

Gross Margin

For the year ended December 31, 2005, consolidated gross margin increased 30% to $109.1 million from $83.8 million a year ago as a result of a larger fleet of equipment and strong demand for the Company's service offerings in Western Canada and the U.S. Consolidated gross margin remained constant at 35% for both 2005 and 2004. Higher revenues were offset by increased operating expenses resulting from poor weather during the year.

Expenses

Operating Expenses

Operating costs for the year ended December 31, 2005 rose 30% to $205.2 million compared to $157.6 million recorded a year ago due primarily to higher activity levels, a larger fleet of equipment and increased labour, fuel and maintenance costs. Labour costs rose in order for the Company to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. Higher district costs were also incurred during 2005 in order to support the rollout of seven additional fracturing spreads and five cementing units. The increase in maintenance costs reflected the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the high levels of activity. Operating expenses for the year were also negatively impacted by higher per unit nitrogen costs attributable to the decreased product volumes resulting from lower than expected CBM activity levels. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes resulted in higher per unit costs. The Company also experienced higher nitrogen costs in the latter part of the year resulting from substantially higher electricity costs. Electricity represents the only significant variable cost in the production of nitrogen. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins. During the year, the Company also incurred costs required to open district offices in Strathmore, Alberta and Grand Junction, Colorado that coincided with the deployment of a fracturing spread to the Piceance Basin in Colorado. The higher operating expenses also reflect the commencement of coiled tubing operations in Russia, which include costs for establishing an operating base at Noyabrsk in Western Siberia and those related to equipment start-up.

Selling, General and Administrative ("SG&A") Expenses

During 2005, SG&A expenses totaled $29.5 million versus $18.7 million in 2004. As a percentage of revenue, SG&A expenses increased to 9% in 2005 compared to 8% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $4.3 million recorded during 2005 relating to the implementation of a new long-term incentive plan for directors, officers and employees. In 2004, the Company incurred expenses of $1.8 million relating to stock-based compensation. Additional costs relating to start-up of coiled tubing operations in Russia and the integration of operations of Ram Cementers Inc. were also incurred during the year.

Interest, Depreciation and Other Expenses

For the year ended December 31, 2005, the Company recorded net interest income of $129,000 versus net interest expense of $538,000 a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made in March 2004 as well as net proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Strong cash flow in the latter part of 2004 and early 2005 also improved the Company's cash position, which translated to increases in interest revenue earned during the year.

Depreciation expense totaled $17.1 million for the year compared to $11.8 million recorded in 2004. The 46% year-over-year increase was due to a full year of depreciation relating to equipment additions made during the latter part of 2004 and capital additions made during 2005 as part of the Company's capital program.

Income Tax

During 2005, the Company recorded an income tax expense of $2.5 million compared to $5.8 million in 2004. The current tax expense for 2005 was $1.1 million versus $5.3 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations. The remaining amount of the current tax provision can be attributed to large corporation tax and withholding tax associated with the Company's U.S. operations. Calfrac recorded a future income tax expense of $1.4 million for the year ended December 31, 2005 versus $0.6 million for 2004. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

Net Income

For the year ended December 31, 2005, net income improved 32% to $60.1 million or $1.66 per share compared to $45.6 million or $1.45 per share in 2004. This growth in earnings was due to increased revenue resulting from strong demand for the Company's service offerings and a larger fleet of equipment.

Cash Flow

During 2005, cash flow from operations before change in non-cash working capital increased 37% to $80.6 million or $2.23 per share versus $58.9 million or $1.87 per share in 2004. During 2005, cash flow was used to partially finance the Company's capital expenditures program.

Liquidity and Capital Resources

As at December 31, 2005, Calfrac had positive working capital of $39.4 million, which was less than the 2004 year-end working capital position of $52.3 million due primarily to the increase in the Company's 2005 capital program. Long-term debt, net of current portion, totaled $8.0 million compared to $4.0 million at the end of 2004.

Capital expenditures for the year ended December 31, 2005 totaled $97.6 million. A portion of the expenditures related to the completion of the 2004 capital program, including the completion of a conventional fracturing spread based in Medicine Hat, Alberta and two spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The largest portion of the capital expenditures was related to the 2005 capital budget, which included the addition of seven fracturing spreads, five cementing units and additional infrastructure.

In December, the Company approved a capital budget for 2006 of $148 million. In addition to the two deep fracturing spreads that were approved in 2005 and that will be put into service during the first half of 2006, the 2006 capital program contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers and transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in Canada's shallow gas market with the three remaining spreads to be focused on the deeper, more technical markets, one of which will be deployed into the Canadian market, the second will be mobilized to the Rocky Mountain region of the United States and the third will be deployed either in Canada or internationally depending on market opportunities. It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company had 36,378,008 common shares outstanding.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share to all shareholders of record on June 1, 2005. On January 12, 2006, the Company paid its second common share dividend also in the amount of $1.8 million or $0.05 per share to all shareholders of record on December 29, 2005.

During the second quarter, the Company entered into long-term fracturing contracts with two leading oil and gas companies operating in Western Canada. The contracts result in the allocation of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

During the fourth quarter, Calfrac completed formal documentation for a new credit facility. The Company increased its line of credit from $15.0 million to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. As at the date of this report, the Company had drawn $0.7 million of this line of credit. The new facility also includes a revolving $50.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $20.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006.

Contractual Obligations

		Payment Due by Period			
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Long-term debt	10,615	2,615	4,000	4,000	--
Operating leases	25,550	4,717	6,321	4,451	10,061
Purchase obligations	37,934	18,674	19,260	--	--
Total contractual obligations	74,099	26,006	29,581	8,451	10,061

Acquisition of Calfrac Shares, Share Cancellation, Business Combination and Equity Financing

On March 23, 2004, Calfrac exercised its option to purchase for cancellation 4,289,844 of its common shares that were held by another company for $58.4 million.

On March 24, 2004, all of the issued and outstanding shares of Calfrac were acquired by Denison Energy Inc. ("Denison") for a net purchase price of approximately $143.9 million ($227.5 million less indebtedness of $83.6 million). The net purchase price was paid by Denison issuing 7,427,039 common shares and making a cash payment of approximately $28.8 million to the shareholders of Calfrac.

Prior to this transaction, Denison completed a public offering of 8,064,520 common shares at a price of $15.50 per share for net proceeds of approximately $116.3 million. The proceeds were used to finance the cash component of Denison's acquisition of all of the shares of Calfrac in the amount of $28.8 million and to finance the repayment of a promissory note totaling $58.4 million that had been issued with respect to the repurchased Calfrac shares referred to above. The balance of the net proceeds of approximately $29.1 million was added to the Company's working capital to be used for general corporate purposes.

Immediately following completion of the business transaction, Denison amalgamated with Calfrac and the successor company changed its name to Calfrac Well Services Ltd. The combination of Denison and Calfrac has been accounted for in accordance with Canadian GAAP with Calfrac as the acquiring entity, and as a result, the financial results for all periods presented in this report are those generated by Calfrac.

Tax Attributes

As reflected in note 11 to the annual consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220 million and $170 million for federal and provincial income tax purposes, respectively. At December 31, 2005, the Company had total Canadian tax attributes of approximately $254 million for federal tax purposes and approximately $200 million for provincial tax purposes.

Stock Option Plan

The Compensation Committee of the Board of Directors, in conjunction with senior management, continuously reviews alternatives for long-term incentive plans for the Company's directors, officers, management and employees. The objective of the Committee is to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. During 2005, the Company granted a total of 140,100 stock options at an average price of $29.92 per option. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.08 per option. A stock-based compensation expense of $0.4 million was booked in the year relating to the grant of these options. An expense of $2.1 million was recorded in 2005 for all stock options outstanding.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain Board members who have sufficient knowledge, experience and expertise. As a result, in 2005 the Company granted in aggregate 15,000 deferred stock units to its five outside directors. The Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made to them in December 2005. The amount of the grant earned by senior officers is linked to corporate performance, and consequently, a "mark to market" calculation is completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. During the year, the Company recorded an expense of $4.3 million related to stock-based compensation compared to $1.8 million in 2004.

Statement Regarding Disclosure Controls

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on the evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Critical Accounting Estimates

This MD&A is based on Calfrac's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in notes 10 and 11 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future tax asset have been based on available information on future income tax rates. The income tax authorities have not audited all of these pools so far as they relate to the Company.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 "Consolidation of Variable Interest Entities." The only effect on the annual consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 8 to the annual consolidated financial statements.

Risks and Uncertainties

Volatility of Industry Conditions

The demand for fracturing, coiled tubing, cementing and well stimulation services largely depends on the level of industry activity for natural gas and, to a lesser extent, oil exploration and development. Conditions are influenced by numerous factors over which the Company has no control, including the level of oil and gas prices, government legislation, regulatory and economic conditions, global political and military events, international trade barriers or disputes, and fuel and environmental conservation measures such as the Kyoto Protocol.

Seasonality

Calfrac's financial results are directly affected by the seasonal nature of the Canadian oil and gas industry. The first quarter incorporates the winter drilling season when most of the activity takes place. During the second quarter, soft ground conditions curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup," occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Activity generally increases again in the third quarter for the summer drilling programs and is maintained throughout the fourth quarter. The final quarter is often better in some years if the winter season begins prior to the New Year. Accordingly, the performance of the Company may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the entire year, or by comparing results in a quarter with results in the same quarter of the previous year. Calfrac attempts to mitigate the effects of these seasonal cycles by mobilizing equipment to geographic regions where activity is ongoing. Finally, inclement weather can temporarily affect oilfield activity at any time of the year and in any geographic market.

Sources, Pricing and Availability of Material and Manpower

The Company sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and coiled tubing, from a variety of suppliers. In addition, its customers require products such as steel, water, methanol and other oilfield equipment such as drilling, well service, well flow back and well testing equipment. Should the supply of these commodities, products and services become restricted, their scarcity could hamper oilfield activity. The Company requires a complement of skilled and trained individuals to operate its business. Although the Company has not suffered from a shortage of personnel in the past, no assurance can be given that this will continue in the future.

Operating Risks and Insurance

Calfrac's operations are subject to hazards inherent in the oil and gas industry. Risks could expose the Company to substantial liability for personal injury, wrongful death, property damage, loss of oil and gas production, pollution and other environmental damages. The Company operates a loss prevention program in accordance with industry standards and maintains insurance coverage that it believes to be adequate, however there can be no assurance that such insurance will be adequate to cover potential liabilities.

Greece Legal Actions

The Company is involved in several legal actions with former employees of Denison Mines Inc. relating to the shut down of its oil and gas operations in Greece during 1998 and 1999. The Company intends to defend itself against the claims of the employees, however the direction and financial consequences of decisions in these actions cannot be determined at this time.

Liabilities from Prior Operations

The Company has distributed the former uranium mining, environmental services and Canadian oil and gas development and exploration businesses to two new public companies. Despite the indemnity provided to Calfrac by these companies, it is possible that claims or losses filed against Calfrac may not be within the scope of the indemnities or the indemnifying party may lack sufficient financial resources to satisfy its obligations pursuant to the indemnities.

Competition

The Company competes with large national and multi-national companies that have greater financial and other resources than Calfrac.

Currency Exchange Rate Risk

The Company's expenditures for equipment and a significant proportion of proppant are denominated in U.S. dollars and these expenditures are therefore directly affected by the Canadian/United States dollar exchange rate. This exposure is somewhat mitigated by the Company's operations in the U.S., however these operations are currently not of sufficient size to offset the exchange rate risk for Canadian operations.

Mitigation of Risks and Uncertainties

The Company expects that its strong financial position, seasoned management with large investments at risk, innovative equipment, products and strong contractual relationships with customers will enhance its ability to weather downturns in industry activity and unforeseen adverse events.

Outlook

Calfrac believes that strong commodity price fundamentals will continue to support strong demand for its service offerings throughout 2006 and beyond, and the Company's 2006 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's ("PSAC") 2006 Canadian Drilling Activity Forecast predicts 25,290 wells to be drilled, which would represent a new record for Western Canada. As the vast majority of these wells are expected to be focused on natural gas drilling and with the Company's services being highly levered to natural gas production, it is expected that this activity will be the foundation for strong operating results. It is anticipated that strong market fundamentals will continue to drive increased activity in the deeper, more technical areas of central and northern Alberta and northeastern British Columbia. Through capital additions made to its fleet throughout 2005 and 2006, Calfrac is well positioned to take advantage of this growing market in all of its core service lines. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. The PSAC forecast for 2006 predicts 3,500 CBM wells will be drilled, another record for Western Canada. As Calfrac is generally acknowledged as one of the leading service providers in this area with one of the largest and most technically advanced fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through a focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase ranging from 5% to 9% depending on the nature of service provided and a further 5% price book increase was implemented on January 1, 2006 for all of its service offerings. Consequently, these increases should contribute to improved financial returns for 2006 and beyond.

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States are strong. During 2005, the Company opened a new district office in Grand Junction, Colorado to assist in servicing the Piceance Basin in western Colorado and the Uintah Basin in Utah and also deployed a fracturing spread to eastern Colorado to service this shallow gas region. Results from U.S. operations during that latter part of 2005 and early 2006 have been particularly encouraging, thereby providing optimism for an active and successful 2006. Additions to the management team combined with the construction of a fourth dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 as well as an additional fracturing spread to be deployed during the fourth quarter of 2006 will contribute to the future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter of 2005 and new equipment additions made throughout the year reaffirms Calfrac's long-term commitment to grow its cementing service line. With the planned addition of eight cementing units during 2006 along with new operating bases in Grande Prairie and Strathmore, Alberta, the Company is well positioned for significant growth in this business line.

During 2005, the Company commenced operations in Russia under a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's Canadian operating fleet and were upgraded for Russian operations, are currently operating in Western Siberia. Calfrac will be replacing these units in Canada with newly manufactured equipment that will be put into service during the first quarter of 2006. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings. Calfrac has numerous senior executives and management with extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, makes the Company well positioned to effectively and profitably operate and grow in this market.

Quarterly Results

Continuous improvements in Calfrac's financial and operational results over the past eight quarters are highlighted by aggressive capital programs, expanded service lines, new operating regions and steady growth in operational activities. The following table sets forth selected quarterly information of the Company for the last two fiscal years:

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	*($)*	*($)*	*($)*	*($)*	*($)*
2005					
Revenue	**80,694**	**44,619**	**77,377**	**111,634**	**314,325**
Gross margin	**32,437**	**7,630**	**25,694**	**43,336**	**109,098**
Net income (loss)	**21,670**	**(1,876)**	**12,947**	**27,372**	**60,113**
Per share – basic [1]	**0.60**	**(0.05)**	**0.36**	**0.75**	**1.66**
– diluted [1]	**0.59**	**(0.05)**	**0.35**	**0.75**	**1.64**
Cash flow from operations [2]	**26,015**	**2,280**	**18,503**	**33,794**	**80,592**
Per share – basic [1]	**0.72**	**0.06**	**0.51**	**0.93**	**2.23**
– diluted [1]	**0.71**	**0.06**	**0.51**	**0.92**	**2.20**
EBITDA [3]	**25,339**	**1,907**	**18,234**	**34,131**	**79,611**
Per share – basic [1]	**0.70**	**0.05**	**0.50**	**0.94**	**2.20**
– diluted [1]	**0.69**	**0.05**	**0.50**	**0.93**	**2.18**
Capital expenditures	**22,108**	**25,653**	**29,241**	**20,612**	**97,614**
Working capital	**49,103**	**22,301**	**12,962**	**39,396**	**39,396**
Shareholders' equity	**197,091**	**192,508**	**207,679**	**234,021**	**234,021**
Fracturing spreads *(#)*					
Conventional	**13**	**13**	**13**	**17**	**17**
Coalbed methane	**3**	**4**	**4**	**4**	**4**
Total	**16**	**17**	**17**	**21**	**21**
Coiled tubing units *(#)*					
Shallow	**9**	**9**	**9**	**9**	**9**
Deep	**2**	**2**	**2**	**2**	**2**
Total	**11**	**11**	**11**	**11**	**11**
Cementing units *(#)*	**5**	**6**	**8**	**9**	**9**

1. *Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.*
2. *Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.*

Quarters Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Total
(000s, except per share data)	*($)*	*($)*	*($)*	*($)*	*($)*
2004					
Revenue	57,298	41,066	60,538	82,477	241,379
Gross margin	21,063	7,643	20,732	34,346	83,783
Net income	9,068	1,657	11,771	23,134	45,630
Per share – basic (1)	0.44	0.05	0.34	0.64	1.45
– diluted (1)	0.44	0.05	0.34	0.64	1.45
Cash flow from operations (2)	11,235	4,674	14,880	28,156	58,946
Per share – basic (1)	0.54	0.14	0.43	0.78	1.87
– diluted (1)	0.54	0.14	0.43	0.78	1.87
EBITDA (3)	16,186	4,591	15,299	27,950	64,027
Per share – basic (1)	0.78	0.13	0.44	0.77	2.03
– diluted (1)	0.78	0.13	0.44	0.77	2.03
Capital expenditures	12,430	11,311	12,740	14,846	51,327
Working capital	17,934	8,280	36,427	52,343	52,343
Shareholders' equity	110,490	112,065	151,402	174,956	174,956
Fracturing spreads *(#)*					
Conventional	9	10	11	12	12
Coalbed methane	2	2	2	2	2
Total	11	12	13	14	14
Coiled tubing units *(#)*					
Shallow	9	9	9	9	9
Deep	2	2	2	2	2
Total	11	11	11	11	11
Cementing units *(#)*	--	4	4	4	4

1. *Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.*
2. *Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.*

2005 Fourth Quarter Performance Summary

For the three months ended December 31, 2005, Calfrac established new records in revenue, net income and cash flow. Revenue for the quarter increased 35% to a record $111.6 million from $82.5 million reported a year ago. Fourth quarter net income improved 18% to $27.4 million ($0.75 per share) versus $23.1 million ($0.64 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital rose 20% to $33.8 million ($0.93 per share) compared to $28.2 million ($0.78 per share) recorded in the 2004 three-month period.

Revenue

CANADIAN OPERATIONS

Revenue from Canadian operations for the fourth quarter of 2005 increased 28% to $96.0 million versus $75.2 million recorded in the 2004 three-month period. Canadian fracturing revenue for the quarter totaled $91.5 million compared to $69.0 million in the corresponding period of 2004. The increases were positively impacted by the introduction during the year of four new conventional and two CBM fracturing spreads along with five cementing units, a price book increase to the Company's service offerings that became effective

July 1, 2005 and high energy prices, which lead to strong demand for the Company's pressure pumping service lines. Calfrac completed 2,063 Canadian fracturing jobs during the fourth quarter of 2005 for average revenue of $44,346 per job compared to 1,914 jobs for $36,053 per job the prior year. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in northern Alberta and northeastern British Columbia (that represents higher priced deep, technically challenging projects), a greater number of CBM jobs completed, increased book prices and a strong commodity price environment, which lead to high levels of field activity, and in turn, lower discounts from price book for work completed on a "callout" basis.

Revenue from Canadian coiled tubing operations fell 54% to $1.8 million in the 2005 three-month period versus $3.9 million a year ago with 1,723 jobs completed for average revenue of $1,020 per job compared to 1,877 jobs for $2,094 per job in 2004. The decrease in fourth quarter per job revenues was primarily related to the redeployment of two deep coiled tubing units from the Western Canadian market to Russia, which occurred during the second half of 2005, as well as the mobilization of one shallow coiled tubing unit to the U.S. Rocky Mountain region during the fourth quarter. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job.

Revenue from the Company's cementing operations totaled $2.8 million for the three months ended December 31, 2005, an increase of 27% from the $2.2 million recorded in the fourth quarter of 2004. The Company completed 289 jobs during the period for average revenue of $9,604 per job compared to 287 cementing jobs or $7,714 per job a year ago. The improved revenue per job figures were a result of increases in the size of jobs completed during the quarter, the expansion of this service line into the deeper, more technical regions of northern Alberta and a price book increase that became effective July 1, 2005.

UNITED STATES OPERATIONS

Revenue from United States operations totaled $14.4 million for the three months ended December 31, 2005 compared to $7.3 million recorded in the same period of 2004. The 97% increase was primarily due to strong activity levels in the Piceance Basin of western Colorado and the Company's entry into the shallow gas market of eastern Colorado. During the fourth quarter, the Company completed 233 U.S. fracturing jobs for average revenue of $61,816 per job compared to 94 jobs for $77,942 per job in 2004. The decrease in per job revenues was primarily related to a weaker U.S. dollar on a year-over-year basis as well as the commencement of operations in the shallow gas market of eastern Colorado.

RUSSIAN OPERATIONS

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the three months ended December 31, 2005.

Gross Margin

The Company recorded consolidated gross margin of $43.3 million in the fourth quarter of 2005, an increase of 26% from the $34.3 million recorded in the same period of 2004. As a percentage of revenue, consolidated gross margin was 39% for the 2005 three-month period compared to 41% a year ago. The decrease in gross margin was a result of a larger portion of the Company's revenue being earned in the U.S., which tends to have lower margins when compared to the Canadian market, as well as start-up costs incurred for the commencement of coiled tubing operations in Russia.

Expenses

OPERATING EXPENSES

During the quarter, operating costs increased 42% to total $68.3 million versus $48.1 million in the fourth quarter of 2004 due to a larger fleet of equipment, higher levels of activity and the addition of new operating bases in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia that were opened to better service the Company's customers and expand the geographic diversity of its operations. Calfrac also incurred additional expenses as a result of the expansion of its Grande Prairie, Alberta operating base, which serves as a staging area for the Company's growth into the deeper and more technical fracturing, coiled tubing and cementing markets of northern Alberta and northeastern British Columbia. Operating expenses during the three-month period were negatively impacted by higher per unit nitrogen costs due to increased electricity prices. Electricity is virtually the only variable cost associated with the production of nitrogen, and as a result, the increased price had a significant impact on the cost of nitrogen during the quarter. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment prior to placing in service.

SG&A EXPENSES

SG&A expenses totaled $9.1 million for the quarter ended December 31, 2005 compared to $6.4 million in 2004. As a percentage of revenue, SG&A expenses for the fourth quarter of 2005 were 8%, consistent with the corresponding period a year ago. The increased SG&A expenses can be attributed to the expanded geographic and service lines offered during the latter part of the year along with the provision for management and staff bonuses, which are directly related to the profitability of the Company during the quarter.

INTEREST, DEPRECIATION AND OTHER EXPENSES

The Company recorded net interest expense of $67,000 for the quarter ended December 31, 2005 compared to net interest income of $71,000 in 2004. The Company's aggressive 2005 capital program resulted in the use of operating facilities to partially finance fourth quarter capital expenditures.

Depreciation expense rose 41% to $4.7 million from $3.4 million in the fourth quarter of 2004. The increase in depreciation expense is directly related to the Company's larger capital base resulting from aggressive capital programs in 2004 and 2005.

Income Tax

The Company recorded income tax expense of $2.0 million for the quarter ended December 31, 2005 versus $1.5 million recorded the prior year. Current tax expense for the quarter was $0.8 million, which was largely attributed to profitability of the Company's U.S. operations, compared to $0.4 million in 2004. Calfrac recorded a future income tax expense of $1.1 million for the three months ended December 31, 2005 compared to $1.0 million recorded in the fourth quarter of 2004. The income tax provision for both years was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter. In addition, the future income tax provision was also affected by the timing of deductibility of certain expenses for tax purposes.

Net Income

During the fourth quarter of 2005, the Company recorded net income of $27.4 million or $0.75 per share, an 18% increase from the $23.1 million or $0.64 per share recorded a year ago.

Cash Flow

Cash flow from operations before change in non-cash working capital for the three months ended December 31, 2005 rose 20% to total $33.8 million or $0.93 per share compared to $28.2 million or $0.78 per share recorded in 2004.

Liquidity and Capital Resources

Capital expenditures totaled $20.6 million for the three months ended December 31, 2005. The majority of these expenses related to the completion of the Company's 2005 capital program, which included the deployment of four fracturing spreads during the quarter as well as the construction of two deep fracturing spreads, three coiled tubing units and two cementing units that are expected to be deployed in early 2006.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

[signed]

DOUGLAS R. RAMSAY
President & Chief Executive Officer

[signed]

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

February 28, 2006
Calgary, Alberta

CALFRAC WELL SERVICES LTD.

Calfrac Announces Fourth Quarter and Year-End Results

CALGARY, ALBERTA – February 28, 2006 – Calfrac Well Services Ltd. ("Calfrac") (TSX–CFW) is pleased to announce its financial and operating results for the three months and year ended December 31, 2005.

HIGHLIGHTS

	Three Months Ended December 31,			Years Ended December 31,		
	2005	2004	Change	**2005**	2004	Change
(000s, except per share data)	*($)*	*($)*	*(%)*	*($)*	*($)*	*(%)*
			(unaudited)			*(audited)*
Financial						
Revenue	**111,634**	82,477	35	**314,325**	241,379	30
Gross margin	**43,336**	34,346	26	**109,098**	83,783	30
Net income	**27,372**	23,134	18	**60,113**	45,630	32
Per share – basic [(1)]	**0.75**	0.64	17	**1.66**	1.45	14
– diluted [(1)]	**0.75**	0.64	17	**1.64**	1.45	13
Cash flow from operations [(2)]	**33,794**	28,156	20	**80,592**	58,946	37
Per share – basic [(1)]	**0.93**	0.78	19	**2.23**	1.87	19
– diluted [(1)]	**0.92**	0.78	18	**2.20**	1.87	18
EBITDA [(3)]	**34,131**	27,950	22	**79,611**	64,027	24
Per share – basic [(1)]	**0.94**	0.77	22	**2.20**	2.03	8
– diluted [(1)]	**0.93**	0.77	21	**2.18**	2.03	7
Working capital	**39,396**	52,343	(25)	**39,396**	52,343	(25)
Shareholders' equity	**234,021**	174,956	34	**234,021**	174,956	34
Weighted average common shares outstanding *(#)*						
Basic [(1)]	**36,282,797**	36,214,554	--	**36,216,499**	31,542,298	15
Diluted [(1)]	**36,678,661**	36,214,554	1	**36,600,855**	31,542,298	16
	(#)	*(#)*	*(%)*	*(#)*	*(#)*	*(%)*
Operating Assets						
as at December 31						
Fracturing						
Conventional	**17**	12	42	**17**	12	42
Coalbed methane	**4**	2	100	**4**	2	100
Total	**21**	14	50	**21**	14	50
Coiled tubing units						
Shallow	**9**	9	--	**9**	9	--
Deep	**2**	2	--	**2**	2	--
Total	**11**	11	--	**11**	11	--
Cementing units	**9**	4	125	**9**	4	125

1. *Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.*
2. *Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.*

LETTER TO SHAREHOLDERS

I am pleased to present the highlights for the three months and year ended December 31, 2005.

Financial Highlights

The fourth quarter of 2005 produced record levels of revenue, net income and operating cash flow as a result of strong demand for the Company's services.

For the three months ended December 31, 2005, consolidated revenue for the period increased 35% to $111.6 million, net income grew 18% to $27.4 million ($0.75 per share), while cash flow from operations before change in non-cash working capital improved 20% to $33.8 million ($0.93 per share). Strong activity levels and a larger fleet of equipment operating in both Canada and the United States attributed to year-end consolidated revenue improving 30% to $314.3 million, net income increasing 32% to $60.1 million ($1.66 per share) and cash flow from operations before change in non-cash working capital growing 37% to $80.6 million ($2.23 per share). Our average revenue per fracturing job in Canada increased 23% to $44,346 from $36,053 recorded in the fourth quarter of 2004 and 30% to $43,334 from $33,451 recorded at year-end 2004.

Operational Highlights

Fourth Quarter

During the fourth quarter in Canada, the Company deployed three additional conventional fracturing spreads as part of its 2005 capital program. Two of these spreads were deployed to our newest district office located in Strathmore, Alberta. This new operating base will allow the Company to maintain its high standards for customer service, specifically in the servicing of coalbed methane ("CBM") wells in east central Alberta and conventional gas regions of southern and central Alberta. The third conventional fracturing spread was deployed to our Grande Prairie district office that services the deeper, more technical markets of northern Alberta and northeastern British Columbia. The Company experienced record activity in this region during the period, which contributed significantly to the strong fourth quarter financial results.

In the United States Rocky Mountain region, the Company also experienced record levels of activity. Utilization of the Company's fracturing spread, which is stationed at its Grand Junction, Colorado operating base, was particularly strong throughout that state's western slope region. Also during the quarter, the Company deployed its third fracturing spread to the United States. This fracturing spread, which is based out of our Platteville, Colorado operating facility, services the eastern Colorado shallow gas market.

The fourth quarter of 2005 represented the commencement of our operations in the Russian well servicing market. During the period, Calfrac operated two coiled tubing units in Western Siberia out of its Noyabrsk operating facility. We still consider Russian operations in the "start-up" phase, but we expect that in early 2006 these operations will contribute positively to the financial results of the Company.

Year-End

During the year, we increased our capacity to execute fracturing operations in the deeper, more technical areas of northern Alberta and northeastern British Columbia; expanded our presence in the fracturing market by introducing Ultra High Rate Nitrogen Pumpers designed for CBM operations in the Horseshoe Canyon coal formation of southern Alberta; introduced NGCMon frac model technology that increases efficiency and job execution in CBM field applications; secured new and expanded existing long-term contracts to satisfy demand in the growing shallow gas and CBM fracturing markets of Western Canada; purchased the remaining 30% of Ram Cementers Inc. and subsequently added new equipment and infrastructure, thereby successfully integrating this new service line into our Company's operations; opened a new operating base in Strathmore, Alberta; expanded our existing facilities in Grande Prairie and Red Deer, Alberta; and opened a training facility in Calgary, Alberta to augment the field training of our crews.

In the United States, we opened a new operations facility in Grand Junction that currently services both the Piceance Basin in the western part of Colorado and the Uintah Basin in eastern Utah. Activity levels late in the year were very encouraging with our three fracturing spreads being highly utilized. We have hired experienced marketing, engineering, operations and management personnel to further grow our U.S. operations and customer base.

While expansion to new geographic areas is a natural progression, it can be fraught with risk. However, when this move is backed with detailed research, forecasts and market analysis, the potential for growth and reward is high. During 2005, Calfrac entered the Russian well service market with long-term contracts for two deep coiled tubing units. In September and October, equipment arrived in Western Siberia at our Noyabrsk operating base and active operations commenced. Many of our Company's top management possess an abundance of Russian well service industry experience, so we anticipate this market will become a major contributor to our financial and operational growth plans going forward.

Corporate Activities

On December 6, 2005, the Company declared its second common share dividend, and on January 12, 2006, $1.8 million or $0.05 per share was paid to all shareholders of record on December 29, 2005.

Outlook

Looking out through 2006 and beyond, all indicators point to continued strong commodity prices, and as a result, industry forecasts for the year reflect sustained high levels of field activity and demand for the specialized oilfield services that Calfrac provides. To that end, our Company is enjoying a strong start to the 2006 fiscal year.

Our $148 million capital program for 2006 contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers and transportation equipment, as well as additional infrastructure required to support all of our Company's operations. It is anticipated that the majority of the additional equipment will be mobilized during the year's fourth quarter, at which time Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units fully operational.

In Canada, we will continue to exploit the high-tech, deep fracturing market and expand our coiled tubing and cementing service lines. We will stay the course with our CBM high rate nitrogen fracturing fleets, and add value to our customers through high equipment utilization by way of our third party fracturing through coil contracts. We will deploy a much larger capital fleet throughout the U.S. Rocky Mountain region, and in Russia, we expect to deploy additional coiled tubing equipment and commence fracturing operations utilizing two new spreads. We will aggressively market our service lines and look to grow our operations and customer base in existing and new regions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of February 28, 2006 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the years ended December 31, 2005 and 2004 and should be read in conjunction with the audited consolidated financial statements and accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

All financial measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated.

Fourth Quarter Performance Summary

For the three months ended December 31, 2005, Calfrac Well Services Ltd. ("Calfrac" or the "Company") established new records in revenue, net income and cash flow. Revenue for the quarter increased 35% to a record $111.6 million from $82.5 million reported a year ago. Fourth quarter net income improved 18% to $27.4 million ($0.75 per share) versus $23.1 million ($0.64 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital rose 20% to $33.8 million ($0.93 per share) compared to $28.2 million ($0.78 per share) recorded in the 2004 three-month period.

Revenue

Canadian Operations

Revenue from Canadian operations for the fourth quarter of 2005 increased 28% to $96.0 million versus $75.2 million recorded in the 2004 three-month period. Canadian fracturing revenue for the quarter totaled $91.5 million compared to $69.0 million in the corresponding period of 2004. The increases were positively impacted by the introduction during the year of four new conventional and two coalbed methane ("CBM") fracturing spreads along with five cementing units, a price book increase to the Company's service offerings that became effective July 1, 2005 and high energy prices, which lead to strong demand for the Company's pressure pumping service lines. Calfrac completed 2,063 Canadian fracturing jobs during the fourth quarter of 2005 for average revenue of $44,346 per job compared to 1,914 jobs for average revenue of $36,053 per job the prior year. Improved per job revenues were primarily due to a substantial increase in the amount of work completed in northern Alberta and northeastern British Columbia (that represents higher priced deep, technically challenging projects), a greater number of CBM jobs completed, increased book prices and a strong commodity price environment, which lead to high levels of field activity, and in turn, lower discounts from price book for work completed on a "callout" basis.

Revenue from Canadian coiled tubing operations fell 54% to $1.8 million in the 2005 three-month period versus $3.9 million a year ago with 1,723 jobs completed for average revenue of $1,020 per job compared to 1,877 jobs for average revenue of $2,094 per job in 2004. The decrease in fourth quarter per job revenues was primarily related to the redeployment of two deep coiled tubing units from the Western Canadian market to Russia, which occurred during the second half of 2005, as well as the mobilization of one shallow coiled tubing unit to the U.S. Rocky Mountain region during the fourth quarter. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job.

Revenue from the Company's cementing operations totaled $2.8 million for the three months ended December 31, 2005, an increase of 27% from the $2.2 million recorded in the fourth quarter of 2004. The Company completed 289 jobs during the period for average revenue of $9,604 per job compared to 287 cementing jobs or average revenue of $7,714 per job a year ago. The improved revenue per job figures were a result of increases in the size of jobs completed during the quarter, the expansion of this service line into the deeper, more technical regions of northern Alberta and a price book increase that became effective July 1, 2005.

United States Operations

Revenue from United States operations totaled $14.4 million for the three months ended December 31, 2005 compared to $7.3 million recorded in the same period of 2004. The 97% increase was primarily due to strong activity levels in the Piceance Basin of western Colorado and the Company's entry into the shallow gas market of eastern Colorado. During the fourth quarter, the Company completed 233 U.S. fracturing jobs for average revenue of $61,816 per job compared to 94 jobs for $77,942 per job in 2004. The decrease in per job revenues was primarily related to a weaker U.S. dollar on a year-over-year basis as well as the commencement of operations in the shallow gas market of eastern Colorado.

Russian Operations

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the three months ended December 31, 2005.

Gross Margin

The Company recorded consolidated gross margin of $43.3 million in the fourth quarter of 2005, an increase of 26% from the $34.3 million recorded in the same period of 2004. As a percentage of revenue, consolidated gross margin was 39% for the 2005 three-month period compared to 41% a year ago. The decrease in gross margin was a result of a larger portion of the Company's revenue being earned in the U.S., which tends to have lower margins when compared to the Canadian market, as well as start-up costs incurred for the commencement of coiled tubing operations in Russia.

Expenses

Operating Expenses

During the quarter, operating costs increased 42% to total $68.3 million versus $48.1 million in the fourth quarter of 2004 due to a larger fleet of equipment, higher levels of activity and the addition of new operating bases in Strathmore, Alberta; Grand Junction, Colorado; and Noyabrsk, Russia that were opened to better service the Company's customers and expand the geographic diversity of its operations. Calfrac also incurred additional expenses as a result of the expansion of its Grande Prairie, Alberta operating base, which serves as a staging area for the Company's growth into the deeper and more technical fracturing, coiled tubing and cementing markets of northern Alberta and northeastern British Columbia. Operating expenses during the three-month period were negatively impacted by higher per unit nitrogen costs due to increased electricity prices. Electricity is virtually the only variable cost associated with the production of nitrogen, and as a result, the increased price had a significant impact on the cost of nitrogen during the quarter. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment prior to placing in service.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses totaled $9.1 million for the quarter ended December 31, 2005 compared to $6.4 million in 2004. As a percentage of revenue, SG&A expenses for the fourth quarter of 2005 were 8%, consistent with the corresponding period a year ago. The increased SG&A expenses can be attributed to the expanded geographic and service lines offered during the latter part of the year along with the provision for management and staff bonuses, which are directly related to the profitability of the Company during the quarter.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $67,000 for the quarter ended December 31, 2005 compared to net interest income of $71,000 in 2004. The Company's aggressive 2005 capital program resulted in the use of operating facilities to partially finance fourth quarter capital expenditures.

Depreciation expense rose 41% to $4.7 million from $3.4 million in the fourth quarter of 2004. The increase in depreciation expense is directly related to the Company's larger capital base resulting from aggressive capital programs in 2004 and 2005.

Income Tax

The Company recorded income tax expense of $2.0 million for the quarter ended December 31, 2005 versus $1.5 million recorded the prior year. Current tax expense for the quarter was $0.8 million, which was largely attributed to profitability of the Company's U.S. operations, compared to $0.4 million in 2004. Calfrac recorded a future income tax expense of $1.1 million for the three months ended December 31, 2005 compared to $1.0 million recorded in the fourth quarter of 2004. The income tax provision for both years was primarily related to the drawdown of the Company's tax pools as a result of profitability in the quarter. In addition, the future income tax provision was also affected by the timing of deductibility of certain expenses for tax purposes.

Net Income

During the fourth quarter of 2005, the Company recorded net income of $27.4 million or $0.75 per share, an 18% increase from the $23.1 million or $0.64 per share recorded a year ago.

Cash Flow

Cash flow from operations before change in non-cash working capital for the three months ended December 31, 2005 rose 20% to total $33.8 million or $0.93 per share compared to $28.2 million or $0.78 per share recorded in 2004.

Liquidity and Capital Resources

Capital expenditures totaled $20.6 million for the three months ended December 31, 2005. The majority of these expenses related to the completion of the Company's 2005 capital program, which included the deployment of four fracturing spreads during the quarter as well as the construction of two deep fracturing spreads, three coiled tubing units and two cementing units that are expected to be deployed in early 2006.

Summary of Quarterly Results

Three Months Ended	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	**Dec.31, 2005**
(000s, except per share data) (unaudited)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Revenue	57,298	41,066	60,538	82,477	80,694	44,619	77,377	**111,634**
Gross margin	21,063	7,643	20,732	34,346	32,437	7,630	25,694	**43,336**
Net income (loss)	9,068	1,657	11,771	23,134	21,670	(1,876)	12,947	**27,372**
Per share – basic (1)	0.44	0.05	0.34	0.64	0.60	(0.05)	0.36	**0.75**
– diluted (1)	0.44	0.05	0.34	0.64	0.59	(0.05)	0.35	**0.75**
Cash flow from operations (2)	11,235	4,674	14,880	28,156	26,015	2,280	18,503	**33,794**
Per share – basic (1)	0.54	0.14	0.43	0.78	0.72	0.06	0.51	**0.93**
– diluted (1)	0.54	0.14	0.43	0.78	0.71	0.06	0.51	**0.92**
EBITDA (3)	16,186	4,591	15,299	27,950	25,339	1,907	18,234	**34,131**
Per share – basic (1)	0.78	0.13	0.44	0.77	0.70	0.05	0.50	**0.94**
– diluted (1)	0.78	0.13	0.44	0.77	0.69	0.05	0.50	**0.93**
Capital expenditures	12,430	11,311	12,740	14,846	22,108	25,653	29,241	**20,612**
Working capital	17,934	8,280	36,427	52,343	49,103	22,301	12,962	**39,396**
Shareholders' equity	110,490	112,065	151,402	174,956	197,091	192,508	207,679	**234,021**

Summary of Quarterly Results (continued)

Three Months Ended	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	**Dec.31, 2005**
(unaudited)	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*
Fracturing spreads								
Conventional	9	10	11	12	13	13	13	**17**
Coalbed methane	2	2	2	2	3	4	4	**4**
Total	11	12	13	14	16	17	17	**21**
Coiled tubing units								
Shallow	9	9	9	9	9	9	9	**9**
Deep	2	2	2	2	2	2	2	**2**
Total	11	11	11	11	11	11	11	**11**
Cementing units	--	4	4	4	5	6	8	**9**

1. *Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.*
2. *Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.*
3. *EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.*

2005 Year-End Performance Summary

Calfrac posted record revenue, net income and cash flow figures for the year ended December 31, 2005. A larger fleet of equipment and robust industry activity in Western Canada and the Rocky Mountain region of the United States translated to increased operating levels for all of the Company's fracturing operations, and consequently, provided for the improved financial performance. Strong demand for Calfrac's services resulted in high utilization of the Company's equipment during the latter part of the year.

The Company's services continue to be highly leveraged towards natural gas production. Despite the exceptionally wet operating conditions in central and southern Alberta, a record 24,805 wells were drilled in 2005 (the vast majority of which were gas wells), representing a 9% increase from the 22,696 total wells drilled a year ago. While Calfrac's shallow gas and CBM activities were severely hampered by the poor weather, strong commodity prices prompted significant increases in job counts in the deeper, more technical areas of northern Alberta and northeastern British Columbia as well as higher activity levels during the latter part of the year in the Company's United States operations. During 2005, the price of West Texas Intermediate crude oil rose 37% to average US$56.70 per barrel compared to US$41.43 per barrel a year ago, while natural gas prices showed similar strength with the Alberta Energy Company Storage Facility spot price averaging $8.79 per thousand cubic feet compared to $6.58 per thousand cubic feet in 2004. Market expectations continue to point towards a strong commodity price environment in 2006 and beyond, which should provide the driver for growth in all of the Company's operating regions.

For the year ended December 31, 2005, revenue increased 30% to $314.3 million from $241.4 million a year ago, net income rose 32% to $60.1 million ($1.66 per share) from $45.6 million ($1.45 per share) and cash flow from operations before change in non-cash working capital grew 37% to $80.6 million ($2.23 per share) from $58.9 million ($1.87 per share) in 2004.

Revenue

Canadian Operations

During 2005, revenue from Canadian operations increased 31% to $280.1 million from $213.9 million in 2004, while Canadian fracturing revenue totaled $262.7 million versus $195.8 million a year ago. Although the Company recorded significant year-over-year revenue gains, the increases could have been more substantial had it not been for the inclement weather experienced in 2005 that had a profound effect on activity levels. Calfrac completed 6,063 Canadian fracturing jobs during the year for average revenue of $43,334 per job versus 5,853 jobs for $33,451 per job in 2004. While the Company recorded significant increases in job counts in the deeper, more technical areas of northern Alberta and British Columbia, it experienced lower activity levels in southern Alberta due to weather related issues. Improved per job revenues for 2005 were also a result of a price book increase implemented on July 1, 2005 and the increased number of CBM jobs completed, and while revenue from these operations was higher on a year-over-year basis, similar to the Company's shallow gas operations, results could have been substantially better had it not been for the inclement weather. The Company estimates that inclement weather combined with equipment delivery delays reduced revenue by approximately $50.0 million during 2005.

Revenue from coiled tubing operations dropped 37% to $8.9 million compared to $14.1 million in 2004. A total of 5,262 coiled tubing jobs were completed in 2005 for average revenue of $1,698 per job compared to 6,904 jobs for $2,037 per job a year ago. The decrease in revenue and revenue per job figures was a result of poor Canadian weather conditions that hampered coiled tubing operations, combined with the refurbishment during the second quarter of two deep coiled tubing units for redeployment to Russia and the mobilization of an additional coiled tubing unit to the United States during the fourth quarter.

Revenue from cementing operations totaled $8.4 million for the year ended December 31, 2005. The Company commenced cementing operations on June 1, 2004, and as a result, revenue for the period June 1, 2004 to December 31, 2004 was $4.0 million. During 2005, the Company completed 1,007 jobs for average revenue of $8,336 per job versus 550 jobs or $7,227 per job for the 2004 seven-month period. The increase in revenue per job relates to the completion of more work in the deeper, more technical areas of central and northern Alberta as well as a price book increase implemented on July 1, 2005. The improvement in the number of cementing jobs completed can be directly attributed to a larger fleet of equipment, however consistent with fracturing operations, this increase was tempered by inclement weather patterns throughout 2005. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

During 2005, revenue from United States operations totaled $33.0 million versus $27.5 million recorded in 2004. The 20% improvement was partially due to the redeployment of one of the Company's two U.S. fracturing spreads from the DJ Basin to the Piceance Basin in western Colorado where activity was particularly strong during the latter part of 2005. Late in the fourth quarter, Calfrac also deployed an additional shallow fracturing spread to eastern Colorado, which also provided further geographical diversity of fracturing operations within the U.S. Rocky Mountain region. Calfrac completed 509 U.S. fracturing jobs for average revenue of $64,921 per job compared to 365 jobs for $75,412 per job recorded a year ago. The year-over-year decrease in revenue per job was primarily due to a change in job mix resulting from new operating areas as well as a stronger Canadian dollar.

Russian Operations

The Company commenced coiled tubing operations in Western Siberia, Russia during the latter part of 2005. Results from these operations were not significant for the year ended December 31, 2005.

Gross Margin

For the year ended December 31, 2005, consolidated gross margins increased 30% to $109.1 million from $83.8 million a year ago as a result of a larger fleet of equipment and strong demand for the Company's service offerings in Western Canada and the U.S. Consolidated gross margins remained constant at 35% for both 2005 and 2004. Higher revenues were offset by increased operating expenses resulting from poor weather during the year.

Expenses

Operating Expenses

Operating costs for the year ended December 31, 2005 rose 30% to $205.2 million compared to $157.6 million recorded a year ago due primarily to higher activity levels, a larger fleet of equipment and increased labour, fuel and maintenance costs. Labour costs rose in order for the Company to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The Company also experienced additional costs in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. Higher district costs were also incurred during 2005 in order to support the rollout of seven additional fracturing spreads and five cementing units. The increase in maintenance costs reflected the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the high levels of activity. Operating expenses for the year were also negatively impacted by higher per unit nitrogen costs attributable to the decreased product volumes resulting from lower than expected CBM activity levels. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes resulted in higher per unit costs. The Company also experienced higher nitrogen costs in the latter part of the year resulting from substantially higher electricity costs. Electricity represents the only significant variable cost in the production of nitrogen. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins. During the year, the Company also incurred costs required to open district offices in Strathmore, Alberta and Grand Junction, Colorado that coincided with the deployment of a fracturing spread to the Piceance Basin in Colorado. The higher operating expenses also reflect the commencement of coiled tubing operations in Russia, which include costs for establishing an operating base at Noyabrsk in Western Siberia and those related to equipment start-up.

SG&A Expenses

During 2005, SG&A expenses totaled $29.5 million versus $18.7 million in 2004. As a percentage of revenue, SG&A expenses increased to 9% in 2005 compared to 8% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $4.3 million recorded during 2005 relating to the implementation of a new long-term incentive plan for directors, officers and employees. In 2004, the Company incurred expenses of $1.8 million relating to stock-based compensation. Additional costs relating to start-up of coiled tubing operations in Russia and the integration of operations of Ram Cementers Inc. were also incurred during the year.

Interest, Depreciation and Other Expenses

For the year ended December 31, 2005, the Company recorded net interest income of $129,000 versus net interest expense of $538,000 a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made in March 2004 as well as net proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Strong cash flow in the latter part of 2004 and early 2005 also improved the Company's cash position, which translated to increases in interest revenue earned during the year.

Depreciation expense totaled $17.1 million for the year compared to $11.8 million recorded in 2004. The 46% year-over-year increase was due to a full year of depreciation relating to equipment additions made during the latter part of 2004 and capital additions made during 2005 as part of the Company's capital program.

Income Tax

During 2005, the Company recorded an income tax expense of $2.5 million compared to $5.8 million in 2004. The current tax expense for 2005 was $1.1 million versus $5.3 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations. The remaining amount of the current tax provision can be attributed to large corporation tax and withholding tax associated with the Company's U.S. operations. Calfrac recorded a future income tax expense of $1.4 million for the year ended December 31, 2005 versus $0.6 million for 2004. This provision is largely related to the drawdown of tax pools as a result of the Company's profitability.

Net Income

For the year ended December 31, 2005, net income improved 32% to $60.1 million or $1.66 per share compared to $45.6 million or $1.45 per share in 2004. This growth in earnings was due to increased revenue resulting from strong demand for the Company's service offerings and a larger fleet of equipment.

Cash Flow

During 2005, cash flow from operations before change in non-cash working capital increased 37% to $80.6 million or $2.23 per share versus $58.9 million or $1.87 per share in 2004. During 2005, cash flow was used to partially finance the Company's capital expenditures program.

Liquidity and Capital Resources

As at December 31, 2005, Calfrac had positive working capital of $39.4 million, which was less than the 2004 year-end working capital position of $52.3 million due primarily to the increase in the Company's 2005 capital program. Long-term debt, net of current portion, totaled $8.0 million compared to $4.0 million at the end of 2004.

Capital expenditures for the year ended December 31, 2005 totaled $97.6 million. A portion of the expenditures related to the completion of the 2004 capital program, including the completion of a conventional fracturing spread based in Medicine Hat, Alberta and two spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The largest portion of the capital expenditures was related to the 2005 capital budget, which included the addition of seven fracturing spreads, five cementing units and additional infrastructure.

In December, the Company approved a capital budget for 2006 of $148 million. In addition to the two deep fracturing spreads that were approved in 2005 and that will be put into service during the first half of 2006, the 2006 capital program contemplates the construction of four additional fracturing spreads, four deep coiled tubing units, six cementing units, high pressure fracturing and nitrogen pumpers and transportation equipment, as well as additional infrastructure required to support the Company's operations. One of the fracturing spreads will operate in Canada's shallow gas market with the three remaining spreads to be focused on the deeper, more technical markets, one of which will be deployed into the Canadian market, the second will be mobilized to the Rocky Mountain region of the United States and the third will be deployed either in Canada or internationally depending on market opportunities. It is anticipated that the majority of the additional equipment will become operational in the fourth quarter of 2006. Upon completion of the 2006 capital program, Calfrac will have 27 fracturing spreads, 18 coiled tubing units and 17 cementing units.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. As at the date of this report, the Company had 36,378,008 common shares outstanding.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share to all shareholders of record on June 1, 2005. On January 12, 2006, the Company declared its second common share dividend also in the amount of $1.8 million or $0.05 per share paid to all shareholders of record on December 29, 2005.

During the second quarter, the Company entered into long-term fracturing contracts with two leading oil and gas companies operating in Western Canada. The contracts result in the allocation of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

During the fourth quarter, Calfrac completed formal documentation for a new credit facility. The Company increased its line of credit from $15.0 million to $20.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. As at the date of this report, the Company had drawn $0.7 million of this line of credit. The new facility also includes a revolving $50.0 million term loan that bears interest at either the bank's prime rate plus 0.375% or Bankers' Acceptance plus 1.375% and is secured by a general security agreement over all of the Canadian assets of the Company. As at the date of this report, the Company had drawn $20.0 million of this facility.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for 2006.

Tax Attributes

As reflected in note 11 to the annual consolidated financial statements, upon amalgamation with Denison, the Company assumed estimated tax attributes of approximately $220 million and $170 million for federal and provincial income tax purposes, respectively. At December 31, 2005, the Company had total Canadian tax attributes of approximately $254 million for federal tax purposes and approximately $200 million for provincial tax purposes.

Stock Option Plan

The Compensation Committee of the Board of Directors, in conjunction with senior management, continuously reviews alternatives for long-term incentive plans for the Company's directors, officers, management and employees. The objective of the Committee is to develop a cost effective incentive plan that focuses on the profitable growth of the Company and will assist in the retention and motivation of the Company's key employees. During 2005, the Company granted a total of 140,100 stock options at an average price of $29.92 per option. Based on this grant price and current assumptions, the weighted average fair value of each option, as per the Black-Scholes pricing model, is approximately $8.08 per option. A stock-based compensation expense of $0.4 million was booked in the year relating to the grant of these options. An expense of $2.1 million was recorded in 2005 for all stock options outstanding.

The Company believes that due to the increasing responsibilities placed on its directors and the complexities of performing those obligations, directors must be appropriately compensated in order to attract and retain board members who have sufficient knowledge, experience and expertise. As a result, in 2005 the Company granted in aggregate 15,000 deferred stock units to its five outside directors. The Company's three most senior officers are not included in the employee stock option plan, and therefore, a grant of 17,000 performance stock units was made to them in December 2005. The amount of the grant earned by senior officers is linked to corporate performance, and consequently, a "mark to market" calculation is completed on the entire allotment of performance stock units to determine the expense for the year. At the option of the Company, both the deferred and performance stock units can be settled in either cash or Company shares purchased on the open market. For the deferred stock units, the Company is required to "mark these units to market" to determine the expense to be recognized in its financial statements for the expired portion of the applicable vesting period. During the year, the Company recorded an expense of $4.3 million related to stock-based compensation compared to $1.8 million in 2004.

Critical Accounting Estimates

This MD&A is based on Calfrac's annual consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2005. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in notes 10 and 11 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the future tax asset have been based on available information on future income tax rates. The income tax authorities have not audited all of these pools so far as they relate to the Company.

As described in note 17 to the annual consolidated financial statements, the Company is involved in a number of legal actions in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 ("AcG 15") "Consolidation of Variable Interest Entities ("VIEs")." The only effect on the annual consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 8 to the annual consolidated financial statements.

Outlook

Calfrac believes that strong commodity price fundamentals will continue to support strong demand for its service offerings throughout 2006 and beyond, and the Company's 2006 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's ("PSAC") 2006 Canadian Drilling Activity Forecast predicts 25,290 wells to be drilled, which would represent a new record for Western Canada. As the vast majority of these wells are expected to be focused on natural gas drilling and with the Company's services being highly levered to natural gas production, it is expected that this activity will be the foundation for strong operating results. It is anticipated that strong market fundamentals will continue to drive increased activity in the deeper, more technical areas of central and northern Alberta and northeastern British Columbia. Through capital additions made to its fleet throughout 2005 and 2006, Calfrac is well positioned to take advantage of this growing market in all of its core service lines. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. The PSAC forecast for 2006 predicts 3,500 CBM wells will be drilled, another record for Western Canada. As Calfrac is generally acknowledged as one of the leading service providers in this area with one of the largest and most technically advanced fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through a focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase ranging from 5% to 9% depending on the nature of service provided and a further 5% price book increase was implemented on January 1, 2006 for all of its service offerings. Consequently, these increases should contribute to improved financial returns for 2006 and beyond.

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States are strong. During 2005, the Company opened a new district office in Grand Junction, Colorado to assist in servicing the Piceance Basin in western Colorado and the Uintah Basin in Utah and also deployed a fracturing spread to eastern Colorado to service this shallow gas region. Results from U.S. operations during that latter part of 2005 and early 2006 have been particularly encouraging, thereby providing optimism for an active and successful 2006. Additions to the management team combined with the construction of a fourth dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 as well as an additional fracturing spread to be deployed during the fourth quarter of 2006 will contribute to the future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter of 2005 and new equipment additions made throughout the year reaffirms Calfrac's long-term commitment to grow its cementing service line. With the planned addition of eight cementing units during 2006 along with new operating bases in Grande Prairie and Strathmore, Alberta, the Company is well positioned for significant growth in this business line.

During 2005, the Company commenced operations in Russia under a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's Canadian operating fleet and were upgraded for Russian operations, are currently operating in Western Siberia. Calfrac will be replacing these units in Canada with newly manufactured equipment that will be put into service during the first quarter of 2006. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings. Calfrac has numerous senior executives and management with extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, makes the Company well positioned to effectively and profitably operate and grow in this market.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its fourth quarter and year-end results at 9:00 a.m. (Calgary time) on Wednesday, March 1, 2006. The conference call dial-in number is 1-800-814-4941. Seven day replay: 1-877-289-8525 and enter 21174907#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Western Siberia, Russia. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at December 31,	2005	2004
(000s)	*($)*	*($)*
Assets		
Current assets		
Cash and cash equivalents	--	27,830
Accounts receivable	**91,693**	56,609
Income taxes recoverable	--	140
Inventory	**6,145**	2,688
Prepaid expenses and deposits	**2,219**	1,363
	100,057	88,630
Capital assets *(note 3)*	**198,302**	120,615
Long-term investment	**324**	--
Intangible assets *(note 4)*	--	36
Goodwill	**6,003**	3,604
Future income taxes *(notes 10 and 11)*	**32,129**	53,311
	336,815	266,196
Liabilities		
Current liabilities		
Bank Indebtedness *(note 5)*	**10,813**	--
Accounts payable and accrued liabilities	**46,748**	32,643
Income taxes payable	**485**	--
Current portion of long-term debt *(note 6)*	**2,615**	3,644
	60,661	36,287
Long-term debt *(note 6)*	**8,000**	3,958
Other long-term liabilities	**6,306**	2,765
Deferred credit *(notes 10 and 11)*	**27,827**	47,609
Non-controlling interest	--	621
	102,794	91,240
Shareholders' equity		
Capital stock *(note 7)*	**138,767**	136,473
Shares held in trust *(note 8)*	**(1,385)**	--
Contributed surplus	**2,317**	651
Retained earnings	**94,322**	37,832
	234,021	174,956
	336,815	266,196

Commitments and contingencies *(notes 14 and 17)*

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended December 31, 2005	Three Months Ended December 31, 2004	Years Ended December 31, 2005	Years Ended December 31, 2004
(000s, except per share data) (unaudited)	*($)*	*($)*	*($)*	*($)*
Revenue	**111,634**	82,477	**314,325**	241,379
Expenses				
Operating	**68,298**	48,131	**205,227**	157,596
Selling, general and administrative	**9,147**	6,349	**29,467**	18,730
Restructuring costs *(note 11)*	--	--	--	965
Equity share of income from long-term investments	--	--	**(324)**	--
Foreign exchange losses (gains) and other	**61**	(28)	**192**	(18)
Loss on disposal of capital assets	**(3)**	75	**152**	79
	77,503	54,527	**234,714**	177,352
	34,131	27,950	**79,611**	64,027
Depreciation	**4,740**	3,368	**17,143**	11,776
Amortization of intangibles	--	37	**36**	216
Interest expense (income)	**67**	(71)	**(129)**	538
Income before income taxes	**29,324**	24,616	**62,561**	51,497
Income taxes *(note 10)*				
Current	**844**	437	**1,069**	5,273
Future	**1,108**	1,044	**1,400**	573
	1,952	1,481	**2,469**	5,846
Income before non-controlling interest	**27,372**	23,135	**60,092**	45,651
Non-controlling interest	--	1	**(21)**	21
Net income for the period	**27,372**	23,134	**60,113**	45,630
Retained earnings, beginning of period	**68,764**	14,698	**37,832**	42,711
Dividends	**(1,814)**	--	**(3,623)**	--
Effect of change in accounting for stock-based compensation *(note 9)*	--	--	--	(829)
Purchase and cancellation of shares *(note 12)*	--	--	--	(53,866)
Elimination of deficit on amalgamation *(note 11)*	--	--	--	4,186
Retained earnings, end of period	**94,322**	37,832	**94,322**	37,832
Earnings per share *(note 7)*				
Basic	**0.75**	0.64	**1.66**	1.45
Diluted	**0.75**	0.64	**1.64**	1.45

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,		Years Ended December 31,	
	2005	2004	**2005**	2004
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Cash provided by (used in):				
Operating activities				
Net income for the year	**27,372**	23,134	**60,113**	45,630
Items not involving cash				
Depreciation and amortization	**4,740**	3,405	**17,179**	11,992
Stock-based compensation	**577**	497	**2,093**	651
Equity share of income from long-term investments	**--**	--	**(324)**	--
Loss (gain) on disposal of capital assets	**(3)**	75	**152**	79
Future income taxes	**1,108**	1,044	**1,400**	573
Non-controlling interest	**--**	1	**(21)**	21
Funds provided by operations	**33,794**	28,156	**80,592**	58,946
Net change in non-cash operating assets and liabilities *(note 16)*	**(25,731)**	(9,211)	**(18,545)**	(24,551)
	8,063	18,945	**62,047**	34,395
Financing activities				
Net proceeds from share issues received on amalgamation *(note 11)*	**--**	--	**--**	92,948
Issue of long-term debt *(note 6)*	**10,000**	204	**12,013**	1,379
Long-term debt repayments	**(2,534)**	(1,101)	**(9,000)**	(31,280)
Dividends	**(1,814)**	--	**(3,623)**	--
Purchase of common shares *(notes 8 and 12)*	**--**	--	**(1,385)**	(58,437)
Net proceeds on issuance of common shares	**207**	(80)	**1,867**	26,832
	5,859	(977)	**(128)**	31,442
Investing activities				
Purchase of capital assets	**(20,612)**	(14,846)	**(97,614)**	(51,327)
Proceeds on disposal of capital assets	**3**	52	**52**	111
Acquisition of subsidiary, net of cash acquired	**--**	--	**(3,000)**	(1,759)
	(20,609)	(14,794)	**(100,562)**	(52,975)
Increase (decrease) in cash position	**(6,687)**	3,174	**(38,643)**	12,862
Cash and cash equivalents, beginning of period	**(4,126)**	24,656	**27,830**	14,968
Cash and cash equivalents (bank indebtedness), end of period	**(10,813)**	27,830	**(10,813)**	27,830

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004
(000s, except per share data)

1. Description of Business and Basis of Presentation

As more fully described in note 11, Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporation Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services to the oil and gas industries in Canada, the United States and Russia.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgement. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States and Russia.

(b) Foreign Currency Translation

The financial accounts of the Company's U.S. and Russian subsidiaries are translated into Canadian currency using the temporal method of translation. Under the temporal method, monetary items are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at the monthly average exchange rates. Gains or losses in translation are recognized in income as they occur.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit, short-term investments with original maturities within 90 days and marketable securities that are carried at the lower of cost and market value.

(d) Inventory

Inventory consists of chemicals, nitrogen, carbon dioxide, cement and proppants used to stimulate wells and is stated at the lower of cost, determined on a first-in, first-out basis and net realizable value.

(e) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method at the following annual rates:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

2. Summary of Significant Accounting Policies (continued)

(f) Long-Term Investments

The Company equity accounts for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives. Goodwill and intangible assets are assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any.

(h) Income Taxes

The Company follows the liability method of determining income taxes where future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(i) Revenue Recognition

Revenue is recognized as services are rendered and when delivery occurs for products.

(j) Stock-Based Compensation Plans

On January 1, 2004, the Company adopted a new CICA Handbook section on a retroactive basis, without restatement, that requires companies to recognize compensation cost for the fair value of stock options granted. Under the fair value method, the Company recognizes the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The effect of this change in accounting policy was to reduce opening retained earnings at January 1, 2004 by $829. See also note 9.

(k) Variable Interest Entities

In 2003, Canadian Accounting Guideline 15 ("AcG 15"), "Consolidation of Variable Interest Entities" ("VIEs"), was issued. Effective January 1, 2005, AcG 15 requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 8. The impact of consolidating the Trust on the Company's balance sheet is a reduction in investments and an increase in shares held in trust of $1,385, with minimal impact on net earnings.

(l) Leases

In December 2004, the Emerging Issues Committee of the CICA issued EIC 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). EIC 150 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of CICA Handbook Section 3065, "Leases." The guidance in EIC 150 is based on whether the arrangement conveys to the purchaser the right to use a tangible asset, and is effective for arrangements entered into or modified after January 1, 2005. Upon review of the Company's current contractual arrangements, it has been determined that none of them contains a lease. The impact of EIC 150 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

(m) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

3. Capital Assets

As at December 31,	**2005**	2004
	($)	*($)*
Cost		
Assets under construction	**38,073**	15,288
Field equipment	**188,861**	129,537
Buildings	**10,432**	4,751
Land	**5,322**	2,057
Shop, office and other equipment	**2,248**	1,479
Computers and computer software	**2,866**	2,012
Leasehold improvements	**812**	356
	248,614	155,480
Accumulated Depreciation		
Assets under construction	--	--
Field equipment	**46,343**	32,171
Buildings	**641**	365
Land	--	--
Shop, office and other equipment	**1,013**	708
Computers and computer software	**2,065**	1,318
Leasehold improvements	**250**	303
	50,312	34,865
Net Book Value		
Assets under construction	**38,073**	15,288
Field equipment	**142,518**	97,366
Buildings	**9,791**	4,386
Land	**5,322**	2,057
Shop, office and other equipment	**1,235**	771
Computers and computer software	**801**	694
Leasehold improvements	**562**	53
	198,302	120,615

4. Intangible Assets

As at December 31,	**2005**	2004
	($)	*($)*
Intangible asset	--	1,239
Accumulated amortization	--	(1,203)
	--	36

5. Bank Indebtedness

The Company has an operating loan facility of $20.0 million bearing interest at the bank's prime rate, of which $4,533 was drawn at December 31, 2005. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The remaining $6,280 of bank indebtedness consists of uncleared cheques issued in excess of funds on deposit.

6. Long-Term Debt

	2005	2004
	($)	($)
Capital equipment facility totaling $50.0 million bearing interest at the bankers' acceptance rate plus stamping fees of 1.375% requiring a fixed principal payment of $167 per month plus interest, secured by a General Security Agreement over all assets of the Company	**10,000**	--
Debenture bearing interest at 8.95% requiring payment of accrued interest monthly plus a fixed principal payment of $54 per month, secured by charges on specific equipment	**321**	964
Loan bearing interest at 6% requiring blended monthly payments of $25, secured by charges on specific equipment	**294**	571
Loan bearing interest at prime plus 0.75% requiring payment of accrued interest monthly plus a fixed principal payment of $16 per month, secured by charges on land and buildings	--	2,427
Loan bearing interest at prime plus 1% requiring payment of accrued interest monthly with principal repayable in equal monthly installments over 5 years, secured by assets of a Subsidiary	--	1,379
Bankers' acceptance bearing interest at 5.3% plus stamping fees of 1.5% requiring blended monthly payment of $167, secured by charges on specific equipment	--	1,326
Bankers' acceptance bearing interest at 5.31% plus stamping fee of 1.75% requiring blended monthly payments of $120, secured by charges on specific equipment	--	935
	10,615	7,602
Current portion of long-term debt	**(2,615)**	(3,644)
	8,000	3,958

As at December 31, 2005, the Company had undrawn capital equipment facilities in the amount of $40.0 million.

Scheduled principal repayments required in each year to retire long-term debt as at December 31, 2005 are as follows:

	($)
2006	**2,615**
2007	**2,000**
2008	**2,000**
2009	**2,000**
2010	**2,000**
	10,615

7. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values after giving effect to the acquisitions and amalgamation described in notes 11 and 12 are as follows:

	Shares	Amount
	(#)	*($)*
December 31, 2003 (adjusted for 1-for-21 Denison shares consolidated on March 8, 2004)	843,669	14,720
Repurchase and cancellation of Company shares *(note 12)*	--	(4,571)
Denison shares issued prior to public offering	772,049	--
Denison public share offering	8,064,520	--
Denison shares issued to Company's shareholders *(note 11)*	7,427,039	--
Denison net assets acquired on amalgamation *(note 11)*	--	102,322
Elimination of Company's deficit on amalgamation *(note 11)*	--	(4,186)
Elimination of Company's contributed surplus on amalgamation *(note 11)*	--	829
Public share offering, August 31, 2004	1,000,000	27,359
December 31, 2004	18,107,277	136,473
Two-for-one split, February 17, 2005	**18,107,277**	**--**
Issued upon exercise of stock options	**118,722**	**2,294**
December 31, 2005	**36,333,276**	**138,767**

The Company closed a public share offering on August 31, 2004 for 1,000,000 common shares at a price of $28.40 per share for gross proceeds of $28,400. The costs of the offering were $1,568 less future income taxes of $527.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares that took effect on February 17, 2005. Comparative per share information has been restated to reflect the two-for-one split.

The weighted average number of common shares outstanding for the year ended December 31, 2005 was 36,216,499 basic and 36,600,855 diluted (2004 – 31,542,298 basic and diluted as restated for the two-for-one split). The difference between basic and diluted shares in 2005 was attributable to the dilutive effect of stock options issued by the Company.

8. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006, at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

9. Stock-Based Compensation

(a) Stock Options

Continuity of Stock Options	**2005**		2004	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	*($)*	*(#)*	*($)*
Outstanding, January 1	**840,200**	**16.07**	--	--
Granted during the period	**140,100**	**29.92**	840,200	16.07
Exercised for common shares	**(118,722)**	**15.73**	--	--
Forfeited	**(43,000)**	**17.97**	--	--
Balance, December 31	**818,578**	**18.39**	840,200	16.07

The number of options outstanding at January 1, 2005 and 2004 has been adjusted to reflect the two-for-one common share split on February 17, 2005.

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%, average expected life of 2.83 years, expected volatility of 35% and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, is added to capital stock.

Prior to January 1, 2004, the Company did not recognize compensation costs for its stock-based compensation, and therefore, no stock-based compensation expense was recorded in respect of options granted in 2003. Had the fair value method been used, $829 of stock-based compensation expense would have been recorded. The $829 of 2003 stock-based compensation was recorded on January 1, 2004 against opening retained earnings, as a change in accounting policy applied retroactively, without restatement.

(b) Stock Units

Commencing in 2004, the Company began granting deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During 2005, $1,860 of compensation expense was recognized for deferred stock units (2004 – $299).

Commencing in 2004, the Company began granting performance stock units to three of the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During 2005, $395 of compensation expense was recognized for performance stock units (2004 – $803).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

10. Income Taxes

The following table summarizes the temporary differences that give rise to the future income tax asset at December 31:

As at December 31,	2005	2004
	($)	($)
Capital assets	**9,038**	31,361
Canadian exploration expenses	**7,668**	12,261
Losses carried forward	**7,778**	3,947
Deferred financing and share issue costs	**2,328**	3,650
Deferred compensation payable	**2,486**	1,720
Other	**2,831**	372
	32,129	53,311

The provision for incomes taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 33.62% (2004 – 33.9%) to income before income taxes. The principal reasons for differences between such expected income tax expense and the amount actually recorded are as follows:

As at December 31,	2005	2004
	($)	($)
Income before tax	**62,561**	51,497
Income tax rate (%)	**33.62**	33.9
Computed expected income tax expense	**21,033**	17,457
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	**(19,782)**	(12,162)
Tax losses and future tax benefits of foreign subsidiaries not recognized	**1,102**	--
Adjustments to Denison tax pools	**(1,670)**	--
Non-deductible expenses	**910**	586
Future income tax benefit from tax rate reduction	**--**	(313)
Foreign withholding taxes	**244**	211
Foreign tax rate differentials	**411**	20
Large corporations tax	**234**	160
Other	**(13)**	(113)
	2,469	5,846

Future foreign tax assets of $1,102 have not been recognized as a future tax benefit due to uncertainties relating to ultimate recovery. Included in this amount are foreign tax losses of $706 ($2,942 pre-tax), which expire in ten years.

11. Transaction with Denison Energy Inc.

On December 30, 2003, the shareholders of the Company granted to Denison Energy Inc. ("Denison") an irrevocable option to purchase all of the shares of the Company. On March 24, 2004, Denison exercised this option for a net purchase price of $143,899. This consideration was paid to the shareholders of the Company by way of cash totaling $28,780 and 7,427,039 Denison common shares. The transaction was accounted for as a reverse takeover of Denison by the Company.

11. Transaction with Denison Energy Inc. (continued)

On March 24, 2004, the Company was amalgamated with Denison and the name of the amalgamated corporation was changed to Calfrac Well Services Ltd. The net assets of Denison contributed to the amalgamated corporation on March 24, 2004 were as follows:

	($)
Cash	**92,948**
Future income tax assets	**13,989**
Current liabilities	**(3,703)**
Long-term liabilities	**(912)**
	102,322

On amalgamation, the Company's existing deficit and contributed surplus were eliminated against capital stock.

Restructuring costs in the amount of $965 were incurred by the Company during the first quarter of 2004 that relate to the business combination with Denison and the purchase and cancellation of shares described in note 12.

On the amalgamation of Denison and the Company, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. In addition to this, a future income tax asset was recognized in the amount of $2,989, which pertained to $8,964 of share issue costs incurred on Denison's public offering completed on March 23, 2004. Another $527 in future income tax assets was recorded in connection with the $1,568 of share issue costs incurred on the Company's public offering completed August 31, 2004.

12. Purchase and Cancellation of Common Shares

On March 23, 2004, the Company acquired all of the shares of 1070479 Alberta Ltd. ("1070479") for nominal consideration. 1070479 had previously acquired 4,289,844 of the Company's shares from a major customer of the Company for $58,437, payable by way of a promissory note. Immediately following the acquisition of 1070479, 1070479 was wound up into the Company and the shares of the Company held by 1070479 were cancelled. The promissory note was paid in full on March 24, 2004. The cancellation of the shares was treated as a proportionate return of capital in the amount of $4,571 and a distribution of retained earnings in the amount of $53,866.

13. Related Party Transactions

During 2005, the Company purchased $17,487 (2004 – $16,521) of products and services from a company in which it holds a 30% equity interest (see also note 2 (f)). At December 31, 2005, accounts payable included $2,941 of indebtedness to the related party (December 31, 2004 – $1,696).

14. Commitments

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next five years, from December 31, 2005, as follows:

	($)
2006	4,717
2007	3,963
2008	2,358
2009	2,234
2010	2,217
Thereafter	10,061
	25,550

The Company has obligations for the purchase of products and services over the next three years that total approximately $37.9 million.

15. Financial Instruments

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash, marketable securities, accounts receivable, all current liabilities and long-term debt.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except marketable securities, bank loans and long-term debt approximate their carrying amounts due to the short-term maturity of those instruments. The carrying value of marketable securities approximates quoted market value. The fair value of long-term debt is not materially different from its carrying amounts since the interest rates approximate a market rate of interest.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The Company's effective interest rate for the year ended December 31, 2005 was 5.14% (December 31, 2004 – 5.67%).

16. Supplemental Information

Change in non-cash operating assets and liabilities for the years ended December 31 are as follows:

Years Ended December 31,	**2005**	2004
	($)	*($)*
Accounts receivable	**(30,976)**	(26,112)
Inventory	**(3,457)**	(730)
Prepaid expenses and deposits	**(856)**	(436)
Accounts payable and accrued liabilities	**13,952**	8,754
Income taxes payable (recoverable)	**625**	(5,725)
Other long-term liabilities	**2,167**	2,765
Effect of acquisitions on change in non-cash working capital	**--**	(3,067)
	(18,545)	(24,551)
Interest paid	**359**	979
Income taxes paid	**443**	11,049

17. Contingencies

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 14, 2006.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 14, 2006 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

18. Segmented Information

The Company's activities are conducted in three geographic markets: Canada, the United States and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and gas industry.

	Canada	Russia	United States	Intersegment Eliminations	Consolidated
	($)	*($)*	*($)*	*($)*	*($)*
Quarter Ended December 31, 2005					
Revenue	**96,019**	**1,212**	**14,403**	**--**	**111,634**
Net income (loss)	**29,713**	**(1,608)**	**989**	**(1,722)**	**27,372**
Segmented assets	**336,018**	**14,061**	**21,133**	**(34,397)**	**336,815**
Capital expenditures	**14,018**	**10,175**	**567**	**(4,148)**	**20,612**
Goodwill	**6,003**	**--**	**--**	**--**	**6,003**
Quarter Ended December 31, 2004					
Revenue	75,151	--	7,326	--	82,477
Net income	22,783	--	351	--	23,134
Segmented assets	262,936	--	4,824	(1,564)	266,196
Capital expenditures	14,787	--	59	--	14,846
Goodwill	3,604	--	--	--	3,604
Year Ended December 31, 2005					
Revenue	**280,068**	**1,212**	**33,045**	**--**	**314,325**
Net income (loss)	**64,971**	**(2,942)**	**(194)**	**(1,722)**	**60,113**
Segmented assets	**336,018**	**14,061**	**21,133**	**(34,397)**	**336,815**
Capital expenditures	**85,566**	**10,175**	**6,021**	**(4,148)**	**97,614**
Goodwill	**6,003**	**--**	**--**	**--**	**6,003**
Year Ended December 31, 2004					
Revenue	213,854	--	27,525	--	241,379
Net income	45,435	--	195	--	45,630
Segmented assets	262,936	--	4,824	(1,564)	266,196
Capital expenditures	51,014	--	313	--	51,327
Goodwill	3,604	--	--	--	3,604

Note: Assets operated by the Company's U.S. subsidiary were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $35.1 million at December 31, 2005 ($25.8 million at December 31, 2004).

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 28, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
TSX

Dear Sirs:

Subject: Calfrac Well Services Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	129 584 108
4.	ISIN Number:	:	CA 1295841086
5.	Record Date	:	March 31, 2006
6.	Meeting Date	:	May 9, 2006
7.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Calfrac Well Services Ltd.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Calfrac Well Services Ltd.
Attention: Lorraine Graham

82-34909

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Fourth Quarter 2005 Earnings Release and Conference Call

CALGARY, Feb. 21 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Fourth Quarter 2005 results after the markets close on Tuesday, February 28, 2006. A conference call has been scheduled for 9:00 a.m. MDT (11:00 p.m. EDT) on Wednesday, March 1, 2006. If you wish to participate in the conference call, please call (800) 814-4941 or (416) 644-3425 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until March 9, 2006. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation No. 21174907 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham./
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 09:54e 21-FEB-06